UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President & Chief Corporate, Securities and Finance Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-433-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,569,778
	8	SHARED VOTING POWER 563,173,317
	9	SOLE DISPOSITIVE POWER 124,569,778
	10	SHARED DISPOSITIVE POWER 563,173,317
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,743,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 412,188,510 shares of Class A Common Stock, $0.0001 par value per share, of Baker Hughes, a GE company, a Delaware corporation (“BHGE” or the “Issuer”), outstanding as of November 9, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS GE Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 412,188,510 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,896,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,896,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,896,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 412,188,510 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 412,188,510 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,873,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,873,157
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,873,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 412,188,510 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 9, 2018.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (together with the Original Schedule 13D and Amendment No. 1, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 2.	Identify and Background

Schedules I through V to Item 2 of the Amended Schedule 13D are hereby amended and restated in their entirety as set forth in Schedules I through V attached hereto.

Item 4.	Interest in Securities of the Issuer.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following paragraph:

“In furtherance of the foregoing, GE or one or more of its affiliates intends to offer certain shares of Class A Common Stock of BHGE to the public in an underwritten registered secondary offering (the “Secondary Offering”) (such shares of Class A Common Stock to be issued in exchange for an equal number of Paired Interests held by GE) and to sell certain Paired Interests representing an equal number of shares of Class B Common Stock of BHGE and Common Units of BHGE LLC to BHGE and BHGE LLC, subject to completion of the Secondary Offering (the “Repurchase”).  Following completion of the Secondary Offering and the Repurchase, GE will own at least 50.1% of the voting power of BHGE and economic interest in BHGE LLC.

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended as follows:

The first paragraph under Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)          Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the Reporting Persons as of the date of the Amendment is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon, as of November 9, 2018, 687,743,095 shares of Class B Common Stock and 412,188,510 shares of Class A Common Stock outstanding and, assuming the exchange of all Paired Interests into Class A Common Stock, a total of 1,099,931,605 shares of Class A Common Stock on a fully exchanged basis.”

The reference to “12,142” shares of Class A Common Stock held by W. Geoffrey Beattie is hereby deleted and replaced with “12,173”.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented by adding the following:

“On November 13, 2018, GE, BHGE and BHGE LLC entered into a Master Agreement (the “Master Agreement”) and a series of related ancillary agreements (collectively, the “Master Agreement Framework”) designed to further solidify the commercial and technological collaborations between the two companies and to facilitate BHGE’s ability to transition from operating as a controlled company.  In particular, the Master Agreement Framework contemplates long-term agreements between BHGE, BHGE LLC and GE on technology, fulfillment and other key areas to provide greater clarity to customers and shareholders.  The Master Agreement also obligates BHGE and BHGE LLC to facilitate the Secondary Offering.

GE, BHGE and BHGE LLC also entered into an Equity Repurchase Agreement, dated November 13, 2018 (the “Repurchase Agreement”) pursuant to which BHGE and BHGE LLC have agreed to the Repurchase.  The Repurchase Agreement obligates BHGE and BHGE LLC to repurchase 65,000,000 Paired Interests from GE or one or more of its affiliates.  In the event that the underwriters of the Secondary Offering do not exercise in full their 30-day option to purchase additional shares of Class A Common Stock from GE or such affiliates in connection with the Secondary Offering, BHGE and BHGE LLC are also obligated under the Repurchase Agreement to repurchase from GE or any such affiliates an additional number of Paired Interests equal to the number of shares of Class A Common Stock not purchased by the underwriters.  The number of Paired Interests to be repurchased from GE and its affiliates under the Repurchase Agreement is subject to a maximum aggregate repurchase price of approximately $1.5 billion.

Pursuant to the Master Agreement, GE and BHGE amended and restated the Stockholders Agreement (the “A&R Stockholders Agreement”) to provide for the following amendments:

•	The lockup period, which prevented GE from disposing of any shares of Common Stock of BHGE until July 3, 2019, expires on November 12, 2018.

•
“Trigger Date” means the later of (i) July 3, 2019 and (ii) the first date on which the Reporting Persons cease to beneficially own more than fifty percent (50%) of the voting power of the outstanding Common Stock of BHGE.

•
GE’s right to designate a majority of directors for nomination to the BHGE Board will continue until the Trigger Date.  Following the Trigger Date, for so long as it and its affiliates beneficially own at least 20% of the voting power of BHGE’s outstanding Common Stock, GE will have the right to nominate one director for election to the BHGE Board and will no longer have any right to representation on any Committee of the BHGE Board.  If GE and its affiliates do not own at least 20% of the voting power of BHGE’s outstanding Common Stock (the “20% Trigger Date”), GE will not have the right to designate a director for nomination to the BHGE Board.

•
In the event of a vacancy on the BHGE Board with respect to any director who was not designated by GE, the Governance & Nominating Committee will, until the 20% Trigger Date, fill such vacancy or designate a person for nomination reasonably acceptable to GE.

•
When GE’s right to nominate directors is reduced upon the Trigger Date or the 20% Trigger Date, any director that has been designated by GE is required to deliver his or her resignation from the BHGE Board for consideration by the Conflicts Committee.  However, where GE’s right to nominate directors is reduced upon the Trigger Date (but where that date is not also the 20% Trigger Date), one of GE’s five designees, as determined by GE, shall not be required to tender his or her resignation.

The foregoing summaries of the terms of the Master Agreement, the Repurchase Agreement and the A&R Stockholders Agreement are not complete descriptions thereof and are qualified in their entirety by the full text of such agreements, which are filed as Exhibit 99.9, Exhibit 99.10 and Exhibit 99.4 hereto, respectively, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to General Electric Company’s Schedule 13-D filed on July 13, 2017)
Exhibit 99.2
Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3
Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4
Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5
Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6
Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7
Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8
Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9
Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10
Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

GE INVESTMENTS, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship
Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France
W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada
John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, PA	United States
H. Lawrence Culp, Jr. (Director)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States
Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States
Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management New York, New York	United States
Thomas W. Horton (Lead Director)	Senior Advisor, Industrials and Business Services Group, Warburg Pincus LLC New York, New York	United States
Risa Lavizzo-Mourey (Director)	Former President and CEO, Robert Wood Johnson Foundation Princeton, New Jersey	United States
James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States
Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board (FASB) Norwalk, Connecticut	United States
James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States
Alexander Dimitrief	Senior Vice President, GE and President & Chief Executive Officer, GE Global Growth Organization, General Electric Company	United States
Michael Holston	Senior Vice President, General Counsel & Secretary, General Electric Company	United States
David L. Joyce	Vice Chair, General Electric Company; President & Chief Executive Officer, GE Aviation	United States
Raghu Krishnamoorthy	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States
Jamie S. Miller	Senior Vice President, Chief Financial Officer, General Electric Company	United States
Kieran Murphy	Senior Vice President, GE and President & Chief Executive Officer, GE Healthcare	Ireland
Jérôme Pécresse	Senior Vice President, GE and Chief Executive Officer, GE Renewable Energy	France
Russell Stokes	Senior Vice President, GE and President & Chief Executive Officer, GE Power	United States
Thomas Timko	Vice President, Chief Accounting Officer and Controller	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
GE INVESTMENTS, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Investments, Inc.  The business address of each director and executive officer of GE Investments, Inc. is 901 Main Avenue, Norwalk, Connecticut 06851-1168.

Name	Present Principal Occupation or Employment	Citizenship
Chinmay Trivedi (Director and President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Robert Giglietti (Director, Vice President and Treasurer)	Operational Controller, General Electric Company	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States
Alan Redmer (Vice President – Taxes)	Director – Tax Accounting, General Electric Company	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
GE OIL & GAS US HOLDINGS I, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Oil & Gas US Holdings I, Inc.  The business address of each director and executive officer of GE Oil & Gas US Holdings I, Inc. is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Director and Vice President)	Operational Controller, General Electric Company	United States
Chinmay Trivedi (President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
GE OIL & GAS US HOLDINGS IV INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Oil & Gas US Holdings IV, Inc.  The business address of each director and executive officer of GE Oil & Gas US Holdings IV, Inc. is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Director and Vice President)	Operational Controller, General Electric Company	United States
Chinmay Trivedi (President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF
GE HOLDINGS (US), INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Holdings (US), Inc.  The business address of each director and executive officer of GE Holdings (US), Inc. is 901 Main Avenue, Norwalk, Connecticut  06851-1168.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Director and Vice President)	Operational Controller, General Electric Company	United States
Chinmay Trivedi (President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States